UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July.

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

Date: July 9, 2002

Mr. Peeyush K. Varshney, Director

FOR IMMEDIATE RELEASE

Carmanah

Tuesday, July 9, 2002
(No. 2002-07-11)

HONG KONG HARBOUR PLACES INITIAL ORDER OF CARMANAH SOLAR-POWERED LIGHTS

Vancouver, BC, Canada - July 9, 2002 – Carmanah Technologies Corp. (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce that the Marine Department of the Hong Kong Special Administrative Region (HKSAR) has approved an initial installation of approximately $50,000 of Carmanah solar-powered LED marine navigation lights.

The HKSAR is currently in the process of upgrading its aids to navigation throughout the Hong Kong Port. Carmanah's lights will be installed, operational and fully tested by August 30, 2002. The organization has expressed that they will replace all current low range (up to 3 nautical miles) lighting with Carmanah's products once the performance and reliability of these initial units are proven.

This initial order comprises 10 units of the Model 601 (2 nautical mile marine light) and 28 units of the Model 702-5 (3 nautical mile marine light). The Model 702-5 units will be used to mark bridges that span the main Hong Kong/Kowloon Channel. Carmanah won the tender primarily because of the Model 702-5's compact configuration, low power consumption and superior quality and performance. Carmanah lights represent significant cost savings over competitive lighting technologies.

"This order into Hong Kong represents a significant step forward for Carmanah's sales efforts into Asia", stated Art Aylesworth, C.E.O. of Carmanah. "The HKSAR's desire to upgrade the technology of its aids to navigation, mooring buoys and bridge hazard marker lights provides Carmanah with a significant opportunity to become a preferred supplier."

About the Hong Kong Special Administrative Region and the Hong Kong Harbour

Hong Kong is comprised of a large peninsula and 235 islands. The Hong Kong Port is located on the southern tip of the peninsula and represents the most active port in the world. Its strategic location in Asia makes it an important shipment and transshipment centre. Within the port, the HKSAR manages over 550 channel marker buoys and over 2200 mooring buoys. They also administer hazard marker lights on bridges that span the waterway approaches to and from the harbour segments and the navigable rivers.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

Corporate Contacts:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264
investors@carmanah.com

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@carmanah.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-866-801-0777
vanguard@carmanah.com